UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 000-26495

COMMTOUCH SOFTWARE LTD.
(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Commtouch Software Ltd. (the “Registrant” or the “Company”) held an Adjourned Special Meeting of Shareholders on Wednesday, February 5, 2014 with respect to the resolution to approve a change of the Company's name to CYREN Ltd. or such similar name containing the name CYREN as determined by the Company’s management and  approved by the Israeli Registrar of Companies, and approve the applicable amendments to the Company's Memorandum of Association and Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).

The resolution was duly passed by the special majority of the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least seventy five percent (75%) of the votes cast with respect to the proposal.

The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies for the final approved name, and the issuance by the Registrar of Companies of a Name Change Certificate. Management of the Company will deliver a notice of the approved resolution of the shareholders of the Company to the Israeli Registrar of Companies, and at the time the Name Change Certificate is issued, the Memorandum of Association and Articles of Association of the Company will be amended to reflect the new name of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD. (Registrant)

Date: February 6, 2014	By	/s/ Brian Briggs
Brian Briggs
Chief Financial Officer